UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number 002-39822

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(k) PLAN

(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Equifax Inc.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2005, consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2005 and 2004, and the related schedule thereto as of December 31, 2005. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)*

SIGNATURE

INDEX TO EXHIBITS

Exhibit 23.1 - Consent of Smith & Howard, P.C.

*      All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
   Equifax Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Equifax Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SMITH & HOWARD, P.C.

May 18, 2006

EQUIFAX, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS

Investments, at fair value	$215,958,895	$184,615,674
Cash, interest bearing	1,305,713	1,295,665
Cash, non-interest bearing	61,723	—
Company contribution receivable	3,626,888	3,373,511
Accrued income	33,770	36,206
Other receivable	189,039	—

Net Assets Available for Benefits	$221,176,028	$189,321,056

The accompanying notes are an integral part of these financial statements.

EQUIFAX, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions to Net Assets Attributed to:
Contributions:
Employer	$3,629,254
Participant	12,024,589
Rollovers	1,092,124
16,745,967

Interest and dividend income	4,522,590
Net appreciation in fair value of investments	23,781,817
Interest on participant loans	157,119
28,461,526

45,207,493

Deductions from Net Assets Attributed to:
Administrative and other expenses	13,335
Benefits paid to participants	13,339,186
13,352,521

Increase in Net Assets	31,854,972

Net Assets Available for Plan Benefits at Beginning of Year	189,321,056

Net Assets Available for Plan Benefits at End of Year	$221,176,028

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k) Retirement and Savings Plan) (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document, summary plan description and other materials distributed to Plan participants for more detailed information.

The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (the “Company”) are eligible to participate in the Plan immediately upon employment.

In October 2000, the Board of Directors of the Company announced its intent to spin off its payment services division into a separate publicly traded company with its own management and Board of Directors (the “Distribution”). This Distribution occurred on July 7, 2001, and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the payment services division to Certegy Inc. (“Certegy”) and then distributing all of the shares of common stock to Equifax’s shareholders. Resultant from the Distribution, participants in the Plan received one share in the newly created Certegy stock fund for every two shares he/she owned in the Equifax Stock Fund at the time of the Distribution. The Certegy stock fund is a frozen investment option and participants are not permitted to make additional investments into this fund.

Contributions

Each participant may make contributions from 1% to 30% of his/her total compensation (base salary only for highly compensated employees) through payroll deductions on a pre-tax and/or an after-tax basis, subject to certain limits. In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits. These contributions are not eligible for Company matching contributions.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

The Company may make a discretionary matching contribution of some percentage of the first 6% of salary contributed by each participant during the Plan year. The match percentage for the 2005 Plan year was 50%. Matching contributions are initially invested in the Equifax Stock Fund. However, upon receiving the match allocation in the Equifax Stock Fund, the participant may immediately reinvest his or her match allocation into one of the other available Plan investment options. Matching of after-tax contributions are net of any in-service after-tax withdrawals, without regard to roll-over contributions, either deposited or withdrawn. Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. Pension Plan for a Plan year, is deductible under the Internal Revenue Code (the “IRC”) or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed or on an approved leave of absence by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Contributions may be funded by the Company during the year and held as non-participant directed, unallocated funds until contributions are determined as of the end of the Plan year. Earnings on these deposits are accumulated and may be used to reduce the cash required for the Company contribution. At December 31, 2005 and 2004, there was not a significant balance in this account.

Vesting

Participants’ accounts (including all Company and employee contributions and earnings thereon) are at all times vested with such participants. In addition, participants who are employed with the Company on December 31 vest in the Company matching contribution made for that year, even if it has not yet been credited to this account.

Administration

The trustee of the Plan is Fidelity Management Trust Company (“Trustee” or “Fidelity”). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee is comprised of employees of Equifax Inc. appointed by the Compensation, Human Resources and Management Succession Committee of the Company’s Board of Directors and oversees the Plan’s assets and operations.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Investment Options

The participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity or a Fidelity affiliate as well as one collective trust. In addition, the participants may elect to invest their contributions in Equifax Inc. common stock through a unitized fund, the Equifax Stock Fund, which includes an investment in a money market fund for liquidity purposes. The balances in the Certegy stock fund are frozen and no further contributions can be made to this fund. However, a participant may make transfers out of this fund into one of the other available Plan investment options at any time.

Benefits

Prior to a participant attaining age 59½, in-service withdrawals from the pre-tax portion of a participant’s account are permitted only on the basis of financial hardship. Once participants attain age 59½, they may withdraw up to 100% of their account in one or more withdrawals. Once a participant’s employment with the Company ceases due to termination of employment, retirement, death, or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant’s account balance. This lump-sum distribution is payable in cash, Equifax Inc. common stock, Certegy common stock (if present in the participant’s account), or any combination thereof at the participant’s election.

If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically. A voluntary lump sum distribution option is available to the participant for balances over $1,000 but less than $5,000.

The after-tax portion of a participant’s account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s net earnings or losses, Company contributions, and the participant’s contributions. Allocations of earnings or losses are based on relative account balances and investment elections, as defined.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Loans to Participants

The Plan permits loans to be made to participants which are secured by balances in the participant’s account. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and otherwise amend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the interests of the participants shall be non-forfeitable on the termination date and these amounts and related investment income will be distributed to participants as soon as administratively feasible as required by ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates and Assumptions

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require the Plan’s management to make estimates and assumptions that affect the reported amounts of assets available for benefits  at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting period. Significant judgment is required in making these estimates and assumptions and is based on the best available information. Actual results could be materially different from those estimates and assumptions.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and loan fees, are paid by the Company. The expenses for administration include the fees and expenses of the Plan’s Trustee.

Valuation of Plan Investments and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. In addition, the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

The Managed Income Portfolio is a common collective trust fund that is valued at the net asset value based on the last reported sales price of the underlying investments held. The investment income is allocated to participants based on their proportionate share of the net assets of the fund.

Equifax Inc. common stock and Certegy common stock are valued at their quoted market prices as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Participant loans are carried at their outstanding cost balances, which approximates fair value. Loan interest income is allocated to the investment funds according to the participant’s current investment elections.

Benefit payments made to participants are recorded when incurred.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2005	2004
Equifax Inc. common stock participant-directed	$62,289,231	$48,361,140
Fidelity Managed Income Portfolio	12,768,842	12,434,641
Spartan® U.S. Equity Index Fund	25,145,132	22,680,624
Fidelity Asset Manager: Growth	—	9,604,680
Fidelity Low-Priced Stock Fund	13,650,343	11,922,697
Fidelity Value Fund	14,473,645	10,057,242
Certegy Inc. common stock	23,455,686	24,291,221

The net appreciation in the fair value of investments and interest and dividends for the year ended December 31, 2005 is as follows:

	Net	Interest and
	Appreciation	Dividends

Interest-bearing cash	$—	$48
Money market funds	—	263,578
Common/collective trusts	—	478,655
Common stock:
Equifax Inc.	17,383,173	—
Certegy Inc.	3,252,644	—
Registered investment companies	3,146,000	3,780,309
	$23,781,817	$4,522,590

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

NOTE 4 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include investments in any combination of equities, fixed income securities and guaranteed investment contracts.   Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 5 - FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 15, 2003 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from federal taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be exempt from federal income taxes.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 1,638,328 and 1,721,000 shares of Equifax common stock at December 31, 2005 and 2004, respectively, with a market value of $62,289,231 and $48,360,140, respectively. Dividends received by the Plan include dividends paid by Equifax Inc. All transactions in Equifax common stock held within the Equifax Stock Fund qualify as related-party transactions since Equifax Inc. is the Plan sponsor.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

NOTE 7 - SUBSEQUENT EVENTS

Effective February 1, 2006, the Certegy stock fund became known as the Fidelity National Information Services, Inc. stock fund as a result of the merger of Certegy, Inc. with and into Fidelity National Information Services, Inc. (“FNIS”). FNIS is traded on the New York Stock Exchange under the ticker symbol “FIS.”

EQUIFAX, INC. 401(K) PLAN
SCHEDULE H, LINE 4i —  SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

EMPLOYER IDENTIFICATION NUMBER: 58-0401110
PLAN NUMBER: 003
FORM: 5500

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

	ABF	International Equity PA	N/A	$890,130
	Morgan Stanley Instl	Equity Growth Portfolio Class B	N/A	471,835
	Morgan Stanley Instl	Mid Cap Growth Portfolio - Advisor Class	N/A	2,321,185
	Strong	Government Security - Investor Class	N/A	640,015
	Credit Suisse	Capital Appreciation fund - Common Shares	N/A	1,074,331
	PIMCO	Total Return Fund - Administrative Class	N/A	3,246,676
*	Equifax	Employer Stock Fund	N/A	62,289,231
*	Common Stock	Frozen Certegy Common Stock	N/A	23,455,686
*	Fidelity	Fidelity Fund	N/A	653,736
*	Fidelity	Equity Income Fund	N/A	2,193,234
*	Fidelity	Value Fund	N/A	14,473,645
*	Fidelity	Asset Manager	N/A	7,205,769
*	Fidelity	Low-Priced Stock Fund	N/A	13,650,343
*	Fidelity	Asset Manager: Growth	N/A	9,421,100
*	Fidelity	Aggressive Growth	N/A	3,200,983
*	Fidelity	Diversified International	N/A	6,242,169
*	Fidelity	Asset Manager: Income	N/A	1,426,484
*	Fidelity	Dividend Growth	N/A	2,606,231
*	Fidelity	Freedom Income	N/A	182,075
*	Fidelity	Freedom 2000	N/A	210,744
*	Fidelity	Freedom 2010	N/A	1,694,827
*	Fidelity	Freedom 2020	N/A	1,277,543
*	Fidelity	Freedom 2030	N/A	1,468,129
*	Fidelity	Spartan International Index	N/A	978,986
*	Fidelity	Retirement Government Money Market	N/A	10,047,190
*	Fidelity	Managed Income Portfolio	N/A	12,768,842
*	Fidelity	Spartan US Equity Index	N/A	25,145,132
*	Fidelity	US Bond Index	N/A	3,272,319
*	Fidelity	Freedom 2040	N/A	631,471
*	Fidelity	Interest Bearing Cash	N/A	1,305,713
*	Participant Loans	Varying maturities and interest rates from 5.0% to 10.5%	N/A	2,818,854

				$217,264,608

* Party-in-interest to the Plan as defined by ERISA

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

Date: June 29, 2006	By:	/s/ G. KENT LINGERFELT
G. Kent Lingerfelt
Senior Vice President, Compensation and Benefits
Member of the Equifax Inc. Group Plans
Administrative Committee, Plan Administrator

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Smith & Howard, P.C.